





**SAMSUNG ELECTRONICS CO., LTD.**
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 14, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Earnings Release 4Q 2004) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

dlw 1/26

## Earnings Release 4Q 2004

# Samsung Electronics

January 2005

# Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

Auditing for the 4Q 2004 financial results has not been finalized. Figures in this earnings release are subject to change during the independent auditing process.

# Sales and Profits

(Unit : Trillion, KRW)

| | 4Q '04 | Q-on-Q | 3Q '04 | FY '04 | Y-on-Y | FY '03 |
|---|---|---|---|---|---|---|
| **Sales** | 13.90 | -3% | 14.34 | 57.63 | 32% | 43.58 |
| **Gross Profit** | 4.18 | -13% | 4.83 | 20.35 | 45% | 14.06 |
| *(Margin)* | *(30%)* | | *(34%)* | *(35%)* | | *(32%)* |
| SG & A | 2.65 | 27% | 2.09 | 8.34 | 21% | 6.87 |
| **Operating Profit** | 1.53 | -44% | 2.74 | 12.02 | 67% | 7.19 |
| *(Margin)* | *(11%)* | | *(19%)* | *(21%)* | | *(17%)* |
| Non-operating Income | 0.34 | -34% | 0.52 | 1.11 | 484% | -0.29 |
| Equity income from Samsung Card | -0.02 | 93% | -0.03 | -0.79 | 13% | -0.91 |
| Income tax | 0.05 | -91% | 0.58 | 2.34 | 147% | 0.95 |
| **Net Profit** | 1.83 | -32% | 2.69 | 10.79 | 81% | 5.96 |
| *(Margin)* | *(13%)* | | *(19%)* | *(19%)* | | *(14%)* |

Excluding year-end special bonus (0.7trillion): Operating Profit **2.23** *(16%)*

## Sales


60
40
20
Domestic
7%
Export
39%
32%
4Q '04
3Q '04
FY '04
FY '03

## Profits


14
12
10
8
6
4
2
67%
81%
4Q '04
3Q '04
FY '04
FY '03
Operating Profit
Net Profit
(Y-on-Y Growth)

# Divisional Performance - Sales

FY '04


33%
15%

FY '03


33%
12%

(Unit : Trillion, KRW)

| | 4Q '04 | Q-on-Q | 3Q '04 | FY '04 | Y-on-Y | FY '03 |
|---|---|---|---|---|---|---|
| **Semiconductor** | **4.78** | *1%* | **4.74** | **18.22** | *43%* | **12.71** |
| Memory | 3.74 | *3%* | 3.64 | 14.11 | *54%* | 9.19 |
| System LSI | 0.49 | *-22%* | 0.63 | 2.28 | *24%* | 1.84 |
| **LCD** | **1.95** | *3%* | **1.90** | **8.69** | *67%* | **5.19** |
| **Telecom** | **4.32** | *-10%* | **4.82** | **18.94** | *33%* | **14.20** |
| Handsets | 3.97 | *-13%* | 4.57 | 17.75 | *38%* | 12.84 |
| **Digital Media** | **1.93** | *-1%* | **1.95** | **8.03** | *4%* | **7.72** |
| **Digital Appliances** | **0.75** | *-7%* | **0.81** | **3.26** | *-4%* | **3.41** |
| **Total** | **13.90** | *-3%* | **14.34** | **57.63** | *32%* | **43.58** |

Semiconductor | LCD | Telecom | Digital Media | Appliances | Others

# Divisional Performance – Operating Profit



12.0
Growth
67%
7.19
107%
111%
4%
0.89
1.88
2.70
2.81
12
10
8
6
4
2
0
FY '03
FY '04
Semiconductor
LCD
Telecom
Digital Media
Appliances


(Unit : Trillion, KRW)

| | 4Q '04 | Q-on-Q | 3Q '04 | FY '04 | Y-on-Y | FY'03 |
|---|---|---|---|---|---|---|
| **Semiconductor** | **1.60** | *-18%* | **1.95** | **7.48** | *107%* | **3.61** |
| *(Margin)* | *(33%)* | | *(41%)* | *(41%)* | | *(28%)* |
| **LCD** | **0.01** | *-97%* | **0.23** | **1.88** | *111%* | **0.89** |
| *(Margin)* | *(0.4%)* | | *(12%)* | *(22%)* | | *(17%)* |
| **Telecom** | **0.15** | *-76%* | **0.61** | **2.81** | *4%* | **2.70** |
| (Margin) | (3%) | | (13%) | (15%) | | (19%) |
| **Digital Media** | **-0.13** | *-288%* | **-0.03** | **-0.03** | *-118%* | **0.15** |
| *(Margin)* | *(-7%)* | | *(-2%)* | *(-0.3%)* | | *(2%)* |
| **Appliances** | **-0.09** | *-907%* | **-0.01** | **-0.05** | *52%* | **-0.11** |
| *(Margin)* | *(-12%)* | | *(-1%)* | *(-2%)* | | *(-3%)* |
| **Total** | **1.53** | *-44%* | **2.74** | **12.02** | *67%* | **7.19** |
| *(Margin)* | *(11%)* | | *(19%)* | *(21%)* | | *(17%)* |

**Operating profit of each division would increase by about 5%p when excluding the year-end special bonus**

# Semiconductor

## Sales



(Unit : Trillion, KRW)
6
3
0
4.74
1% ↑
4.78
System
LSI
22% ↓
Memory
3% ↑
3Q '04
4Q '04
Memory
System LSI
Others


## DDR2 to total DDR Market

| | 3Q'04 | 4Q'04 | 1Q'05 | 2Q'05 |
|---|---|---|---|---|
| Industry | 5% | 15% | 30% | 40% |
| **Samsung** | **15%** | **30%** | **40%** | **45%** |

## NAND Production

| | 3Q'04 | 4Q'04 | 1Q'05 |
|---|---|---|---|
| 90nm | 65% | 85% | 90% |
| ≥ 2Gb | 50% | 65% | 70% |

## 4Q Results Analysis

### Memory

- **Memory revenue growth (3%↑)**
- **DRAM : Solid demand increase due to 14% PC shipment growth**
  - Stable blended ASP : High $5 (256M eq.) 5%↓
  - Bit growth : 8%↑
    - · 12" production increase in Line 13 (3Q 13K wafer/month → 4Q 20K wafer/month)
  - DDR2 transition on schedule
    - · Increased sales in server segment which has higher premium
- **NAND: 2Gb and higher density sales increase**
  - Blended ASP : High $4 (512M eq.) 17%↓
  - Bit Growth : 36%↑
    - · Increase of 90nm and 2Gb transition

### System LSI

- DDI's price decline and reduced shipment due to component inventory control by LCD panel manufacturers

# TFT-LCD

## Sales



(Unit : Trillion, KRW)
3
2
1
0
1.9
2.0
3Q '04
4Q '04


## Shipment



(Unit : Million Units)
9
6
3
0
7.2
0.4
3.0
3.8
8.5
0.8
3.2
4.5
3Q '04
4Q '04
LCD TV
Note
Monitor


## 4Q Results Analysis

- **Large Panels : Solid seasonality and lower panel price driving demand increase**

  - Revenue : Increased by 3% due to a 19%↑ shipment
  - ASP : Slowing down of price decline (price change within the Q)
    - · Monitor (17") : 3Q (38%↓) → 4Q (14%↓)
    - · Note PC (14.1") : 3Q (19% ↓)→ 4Q (12%↓)
    - · TV panel (32") : 3Q (27%↓) → 4Q (10%↓)
  - Shipment: Recovery in monitors & rapid growth in TVs
    - · Monitors : 21%↑ (19": over 300K units per month)
    - · Note PC : 8%↑ (15"+ Panels : 55% of shipment)
    - · TV : 78%↑ (32"+ : 20% of shipment)

- **Small/Mid Panels : Continues to show strong growth**

  - Shipment : Mainly driven by healthy handset demand
    - · 2Q 10.3M → 3Q 11.7M (13%↑) → 4Q 13.4M (14%↑ )

# Telecommunication

**Sales**



(Unit : Trillion, KRW)
5
4
3
2
1
4.82
4.32
3.95
(Q-on-Q)
HHP
13%↓
Network
38%↑
(Y-on-Y)
HHP
10%↑
Network
2%↓
Q3 '04
Q4 '04
Q4 '03


**Shipment % by Region**



(Unit : Million Unit)
25
20
15
10
5
0
29%
7%
30%
7%
32%
7%
27%
5%
3Q '04
4Q '04
Asia
Europe
S.America
N.America
Korea


## 4Q Results Analysis

### Handsets

- **Handset shipment of 21.1M units, Q-on-Q 7%↓, Y-on-Y 36%↑**
  (Inventory adjustment to minimize the year end channel inventory)
  - **Export** : Growth continues in Europe/ Asia while sales in North America declined
  - **Domestic** : Shipment decrease due to domestic market slowdown
    * Increase in market share (3Q 44% → 4Q 46%)
- **Export ASP 4%↓, Domestic ASP 11%↑**
  - **Export** : 3Q $178 → 4Q $170,
    Shipment increase of CDMA sales / Intensifying price competition
  - **Domestic** : 3Q KRW 375K → 4Q KRW 417K,
    Sales increase in high-end products such as Mega pixel camera phones
- **Marketing / R&D expense increase**
  - Strengthened business partnership with major carriers
  - Increased R&D investment to enhance 3G competencies

### Network

- **Sales increase of CDMA infrastructure and set-top box**

# Digital Media & Digital Appliance



Revenue (DM)
(Unit : Tn.KRW)
1.95
Growth
1.93
1% ↓
35%
10% ↓
32%
17%
7% ↓
16%
17%
2% ↑
17%
18% ↑
17%
2% ↑
18%
2
1
0
3Q '04
4Q '04
TV
Monitor
Printer
DVD, STB
PC




Revenue (DA)
(Unit : Tn.KRW)
0.81
7% ↓
0.75
1
0.5
0
3Q '04
4Q '04


## 4Q Results Analysis

### Digital Media

- **Sluggish domestic economy has resulted in weaker sales of TV & Monitor**

  ※ TV & Monitor shipments increased on a consolidated basis

  : TV 9%↑, Monitor 5%↑

- **Sharp increase in DVDR and STB shipments**
  - DVDR : 50K (3Q) → 220K (4Q) (340%↑)
  - STB : 250K (3Q) → 400K (4Q) ( 60%↑)

### Digital Appliance

- **Sales decreased from last quarter (7%↓)**
  - Seasonal Impact :
    - Sales for air-conditioners declined by 55%

# Financial Position



Assets
Liabilities & Equity
(Unit : Trillion, KRW)
45
30
20
10
39.2
44.4
43.8
8.0
3.9
10.1
8.5
4.9
11.5
7.4
4.5
12.2
Cash*
A/R & Inventories
PP & E
Other Assets
Dec.'03
Sep.'04
Dec.'04
1.2
8.6
0.6
9.3
0.1
9.3
Debt
Other Liabilities
Shareholders' Equity


## Key Ratios

| | '03 | '04 |
|---|---|---|
| **Debt / Equity** | 3.9% | 0.3% |
| **Net Debt / Equity** | - 23.2% | - 21.3% |
| **Return on Equity** | 21.8% | 33.8% |
| **Return on Asset** | 16.2% | 26.0% |

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

# Cash Flow

(Unit : Trillion, KRW)

## FY '04



Investment
9.01
14.78
Finance
6.32
Cash Inflow
Cash Outflow


| | 4Q '04 | FY '04 | FY '03 |
|---|---|---|---|
| **Cash * (Beginning of period)** | **8.48** | **7.99** | **7.42** |
| **Cash flow from Operation** | **2.82** | **14.78** | **10.51** |
| *Net profit* | *1.83* | *10.79* | *5.96* |
| *Depreciation* | *1.21* | *4.53* | *3.76* |
| *Income (Loss) from equity method* | *-0.23* | *-0.58* | *0.23* |
| *Increase (Decrease) in working capital, etc.* | *0.01* | *0.04* | *0.56* |
| **Cash flow from Investment** | **-1.73** | **- 9.01** | **- 6.76** |
| *CAPEX* | *-1.80* | *- 7.42* | *- 6.74* |
| **Cash flow from Finance** | **-2.14** | **- 6.32** | **- 3.18** |
| *Dividend* | - | *- 1.60* | *- 0.91* |
| *Decrease of short-term borrowings* | *-0.50* | *- 1.00* | *- 0.18* |
| *Repurchase of shares* | *-1.65* | *- 3.84* | *- 1.98* |
| **Net increase in cash** | **-1.05** | **- 0.55** | **0.57** |
| **Cash* (End of period)** | **7.43** | **7.43** | **7.99** |

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

# Return to Shareholders

(Unit : Billion, KRW)

| | '00 | '01 | '02 | '03 | '04 |
|---|---|---|---|---|---|
| **Net Income** | 6,015 | 2,947 | 7,052 | 5,959 | 10,787 |
| **Dividend Payout** | 509 | 339 | 913 | 887 | 1,564 |
| **Share Buyback** | 534 | - | 1,500 | 2,028 | 3,792 |
| **Total Payout Ratio*** | 17.3% | 11% | 34% | 49% | 50% |

* Total Payout Ratio = (Dividend Payout + Share Buyback) / Net Income

- **Share Buyback : Improved ROE by 21% (28% → 34%)**
  - **Amount of share buyback ('00~'04) :** KRW 7.9 trillion
  - **Number of repurchase ('00~'04)**
    - **Common shares :** 8.3Mn (Cancel), 11.0Mn (Hold)
    - **Preferred shares :** 1.1Mn (Cancel), 1.0Mn (Hold)
  - **Outstanding shares :** 176Mn '00 → 170Mn '04

| | Actual | Without Buyback |
|---|---|---|
| **Earning ('04)** | 10,787 | 10,787 |
| **Average Equity ('04)** | 31,927 | 37,885 |
| **ROE ('04)** | 34% | 28% |

**ROE (%)**



40
30
20
10
21%
28%
34%
Without Buyback
Actual

# Plans for 2005

| (Unit : Billion, KRW) | '05 | '04 | Y-on-Y |
|---|---|---|---|
| **Sales** | **58.70** | **57.63** | **2%** |
| **Capex** | **10.27** | **7.67** | **34%** |
| Semiconductor | 6.01 | 5.50 | 9% |
| Memory | 4.41 | 4.71 | - 6% |
| System LSI | 1.53 | 0.74 | 107% |
| LCD | 2.86 | 1.46 | 96% |
| Telecom | 0.41 | 0.29 | 41% |
| Others | 0.99 | 0.42 | 136% |
| **R&D** | **5.40** | **4.79** | **13%** |

**ROIC exceeded Treasury yield**



50%
40%
30%
20%
10%
0%
ROIC
3-yr Treasury Yield
'02
'03
'04


**Memory Bit Shipment**



(Unit: Bn, 256M Eq)
6
4
2
0
100%
95%
'03
'04
'05


**Geometry Transition of DRAM**



90
100
110
≥130
100%
80%
60%
40%
20%
0%
'03
'04
'05


→ Memory CAPEX not only increases bit shipment, but also reduces cost through geometry transition

**Annual LCD Glass Input**



(Unit: Bn,M²)
8
6
4
2
0
156%
52%
'03
'04
'05


→ Consistent CAPEX spending allows the Company to maintain market leadership through capacity expansion

# 2005 Business Outlook

# Semiconductor

'05 DRAM Demand & Supply



1.4%
0.9%
0.1%
0.0%
2400
2000
1600
1200
800
400
0
Demand
Supply
1Q
2Q
3Q
4Q

(Unit : Mn Units, 256M Eq. Source : Samsung)

Flash Card Demand By Density



100%
80%
60%
40%
20%
0%
2Q '04
3Q
4Q
1Q '05
1GB 512MB 256MB 128MB 64MB


## Business Outlook

### Memory

- **'05 DRAM Demand & Supply**
  - Stable demand (46%↑) and supply growth (48%↑)
    → Moderate DRAM price decline with 0.6% oversupply
  - Expect supply growth limitation
    → Transition to DDR2 and 90nm, delay in 12" Ramp up
- **1Q '05 DRAM Demand & Supply**
  - Relatively strong demand from Chinese holidays & back-to-school in Asia
  - New Intel Note PC chipset (Alviso) accelerates DDR2 transition
- **'05 NAND Demand**
  - Strong demand increase from higher NAND memory per system

| Application | Density increase |
|---|---|
| Card | 256MB → 512MB/1GB |
| MP3 Player | 512MB/1GB → 2/4GB |

| New application |
|---|
| **PMP*** (HDD → Flash Type) |
| **Camcorder** (Tape/DVD → Flash Type) |

* Portable Multimedia Player

  - Increasing NAND memory requirement from 3G/camera phone

### System LSI

- Mass production in the new LSI 12"-fab to start in July for products such as CIS, SoC(AP), ASIC using next generation technologies

# TFT-LCD

**Sufficiency Ratio**
**(Based on Capacity)**



5%
0%
-5%
3.6%
3.1%
1.7%
-0.2%
1Q '05
2Q '05
3Q '05
4Q '05


**LCD TV Market Breakdown by Size ('05)**



100%
50%
0%
16.3M
3.8M
6%
30%
37%
27%
11%
29%
33%
27%
40"+
30"~40"
20"~30"
10"~20"
Industry
Samsung


## Business Outlook

- **LCD Industry Demand in '05 : 168M panels (28%↑ Y-o-Y)**
  - · Monitor Panel : 70M → 90M ( 29%↑)
  - · Note PC Panel : 48M → 57M ( 19%↑)
  - · TV Panel : 9M → 16M ( 78%↑)
  - * The global average LCD TV panel size will grow by 15% in '05 ('04: 22" → '05: 25")
- **Demand-Supply in Balance by 2H '05**
  - Strong demand growth in over 30" TV panels (281%↑ Y-o-Y)
    - · 30"~39" (243%↑): 1.4M Panels ('04) → 4.8M Panels ('05)
    - · 40"+ (787%↑) : 0.1M Panels ('04) → 0.9M Panels ('05)
  - Delays in 5.5G/6G expansion plans of competitors
- **Market Leadership in large LCD TVs**
  - 40% of TV panel shipment will be 30" or larger
    - · Overall M/S 23% (3.8M Shipment)
      → Over 30" M/S 26% (1.5M Shipment)
    - **※ Excluding S-LCD's shipment to Sony**
  - S-LCD (7-1 Line) begins its operation in March '05

# Telecommunication

## Business Outlook

### Market

- **Global handset demand : 670M+ in '05**
  - Limited growth in US and Europe
  - Solid growth from emerging markets including BRICs
- **Expect rapid growth of "High-end multimedia phone market"** (Camera, Music/MP3 phone)



Market
Samsung
435M
523M
630M
670M+
43M
56M
86M
100M
2002
2003
2004
2005


### Samsung

- **Expect Shipment, ASP and margin increase in 1Q**
  - Strengthen product leadership with more competitive GSM products including D500
    - · D-500 : 1.3M pixel camera, MP3, Bluetooth, 80MB memory
- **Sales Target of 100M units in '05** (Y-on-Y growth : Market 6%, Samsung 16%)
  - Expect continuous sales growth in GSM market (western Europe, CIS and Asian countries)
  - Sales increase of multimedia phones such as Camera, MP3 and DMB phones
    - ※ Camera phone portion : 40% ('04) → 60% ('05)
- **3G Competitiveness**
  - WCDMA : Strengthen product line-up with various new models
  - CDMA EV-DO : Plan to provide to US (Verizion/Sprint), Latin America and Asian markets

# Digital Media & Digital Appliance

## Digital Media Business Outlook

- **Continued high growth in LCD/PDP/DLP TVs**
  - Expansion of Digital TV Broadcasting
  - Attractive DTV prices as a result of recent panel price declines
- **Stable growth in high-end IT products**
  - Printer : Expanding sales of Samsung-branded printers & LBPs
  - Monitor : Increase in sales portion of over 19" LCD monitors

**DTV Market Forecast**



(Unit : Million Units)
15
10
5
'03
'04
'05
73%↑
82%↑
108%↑
LCD TV
PDP TV
DLP TV


## Digital Appliance Business Outlook

- **Improvements in profitability from restructuring efforts**
  - Focus on 3 major premium products
    : System air-con, side-by-side refrigerator, Drum washing machine
  - Increase productivity & utilization of production bases
- **Improvements in 1Q '05**
  - Recovery of air-conditioner sales due to seasonality